UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

TANOX, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

87588Q 10 9 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    448774 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons. Nancy T. Chang

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 7,143,452 (1) 6. Shared Voting Power 0 7. Sole Dispositive Power 7,143,452 (1) 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,143,452 (1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 16.15%

12.	Type of Reporting Person* IN

(1)	Includes (i) 311,082 shares that may be acquired by Ms. Chang within 60 days upon the exercise of outstanding employee stock options, (ii) 706,820 shares held by the Nancy Chang 2003 GRAT, (iii) 1,327,499 shares held by the Nancy Chang 2002 GRAT, (iv) 225,475 shares held by the Nancy Chang 1992 GRAT, and (v) 34,816 shares held by AMC Ventures, L.P. Of the 4,537,760 shares held directly by Ms. Chang, she has entered into prepaid forward sales agreements to sell (i) 250,000 shares with closings to occur in mid-November 2007, and (ii) 500,000 shares with closings to occur on August 29, 2008. Ms. Chang is the President of Apex Enterprises, Inc., the sole general partner of AMC Ventures, L.P., and is the beneficial owner of shares held by that partnership.

CUSIP No.    87588Q 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons. AMC Ventures, L.P.

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization The limited partnership was formed under the laws of the State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 34,816 6. Shared Voting Power 0 7. Sole Dispositive Power 34,816 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,816

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) .08%

12.	Type of Reporting Person PN

CUSIP No.    87588Q 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons. Apex Enterprises, Inc. (1)

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization The corporation was formed under the laws of the State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 34,816 6. Shared Voting Power 0 7. Sole Dispositive Power 34,816 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,816 (1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) .08%

12.	Type of Reporting Person CO

(1)	Apex Enterprises, Inc. is the sole general partner of AMC Ventures, L.P. and is deemed to beneficially own the 34,816 shares held by it.

CUSIP NO. 87588Q 10 9

ITEM 1.

Item 1(a)	Name of Issuer:	Tanox, Inc.
Item 1(b)	Address of Issuer’s	10301 Stella Link
	Principal Executive Offices:	Houston, Texas 77025

ITEM 2.

Item 2(a)	Name of Person Filing:	Nancy T. Chang
Item 2(b)	Address of Principal	4888 Loop Central Drive, Suite 820
	Business Office:	Houston, Texas 77081
Item 2(c)	Citizenship:	United States
Item 2(d)	Title of Class:	Common Stock
Item 2(e)	CUSIP Number:	87588Q 10 9

Item 2(a)	Name of Person Filing:	AMC Ventures, L.P.
Item 2(b)	Address of Principal	c/o Nancy T. Chang
	Business Office:	4888 Loop Central Drive, Suite 820
Houston, Texas 77081
Item 2(c)	Citizenship:	The limited partnership was formed
under the laws of the State of Delaware
Item 2(d)	Title of Class:	Common Stock
Item 2(e)	CUSIP Number:	87588Q 10 9

Item 2(a)	Name of Person Filing:	Apex Enterprises, Inc.
Item 2(b)	Address of Principal	c/o Nancy T. Chang
	Business Office:	4888 Loop Central Drive, Suite 820
Houston, Texas 77081
Item 2(c)	Citizenship:	The corporation was formed
under the laws of the State of Delaware
Item 2(d)	Title of Class:	Common Stock
Item 2(e)	CUSIP Number:	87588Q 10 9

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rule 13d-1(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

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CUSIP NO. 87588Q 10 9

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 (U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP

Nancy T. Chang:

(a)	Amount Beneficially Owned: 7,143,452 (see footnote 1 on page 2)
(b)	Percent of Class: 16.15%
(c)	Number of Shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:	7,143,452
	(ii)	Shared power to vote or to direct the vote:	none
	(iii)	Sole power to dispose or to direct the disposition of:	7,143,452
	(iv)	Shared power to dispose or to direct the disposition of	none

AMC Ventures, L.P.:

(a)	Amount Beneficially Owned: 34,816
(b)	Percent of Class: .08%
(c)	Number of Shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:	34,816
	(ii)	Shared power to vote or to direct the vote:	none
	(iii)	Sole power to dispose or to direct the
		disposition of:	34,816
	(iv)	Shared power to dispose or to direct the disposition of	none

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Apex Enterprises, Inc.:

(a)	Amount Beneficially Owned: 34,816
(b)	Percent of Class: .08%
(c)	Number of Shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:	34,816
	(ii)	Shared power to vote or to direct the vote:	none
	(iii)	Sole power to dispose or to direct the disposition of:	34,816
	(iv)	Shared power to dispose or to direct the disposition of	none

ITEM 5. Ownership of Five Percent or Less of a Class

Not Applicable

ITEM 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

ITEM 8. Identification and Classification of Members of the Group

Not Applicable

ITEM 9. Notice of Dissolution of Group

Not Applicable

ITEM 10. Certification

Not Applicable

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CUSIP NO. 87588Q 10 9

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2004

/s/ Nancy T. Chang

Nancy T. Chang

AMC VENTURES, L.P. BY: APEX ENTERPRISES, INC., ITS SOLE GENERAL PARTNER

By:	/s/ Nancy T. Chang

Nancy T. Chang, President

APEX ENTERPRISES, INC.

By:	/s/ Nancy T. Chang

Nancy T. Chang, President

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EXHIBIT INDEX

EXHIBIT 99	Joint filing agreement